Exhibit 99.11

CONSENT OF EXPERT
March 28, 2025
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation
I, Peter Lind, do hereby consent to the filing of the written disclosure regarding:

•Sections 1, 2, 3, 5, 12.2.2, 13, 17, 19, and 20 of the amended Technical Report for the Lamaque Complex, Quebec, Canada, effective December 31, 2024;
•sections 13, 17, and 19, originally prepared by Paul Skayman, and sections 1, 3, 4, 5, 6, 18, 20, 24, and 27, originally prepared by David Sutherland, of the Technical Report, Kişladağ Gold Mine, Greece, effective December 31, 2019;
•sections 13, 17, 19, and 21, as well as sections 1, 2, 3, 4, 5, 6, 18, 20, 24, and 27, originally prepared by David Sutherland, of the Technical Report, Efemçukuru Gold Mine, Turkey, effective December 31, 2023;
•sections 13, 17, 19, 21, 22, 24, 26.2, as well as sections 1, 2, 3, 4, 5, 6, 18, 20, 26.3, and 27, originally prepared by David Sutherland, of the Technical Report, Olympias Mine, Greece, effective December 31, 2023;
•other information pertaining to these projects

and the use of my name in (i) the Annual Information Form for the year ended December 31, 2024 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2024 (the “Form 40-F”), and any amendments thereto, and (ii) the Registration Statement on Form F-10 (File No. 333-272043), and any amendments thereto, and any Registration Statement on Form S-8 of the Company incorporating by reference the Company’s AIF and Form 40-F.

By:	/s/Peter Lind
Peter Lind, P. Eng.